Exhibit 99.1

 FOR IMMEDIATE RELEASE

NICOLET BANKSHARES, INC. ANNOUNCES FIRST QUARTER 2021 EARNINGS

•Net income of $18.2 million, 73% higher than first quarter 2020
•Earnings per diluted common share of $1.75 for first quarter, 79% higher than first quarter 2020
•Return on average assets of 1.64% for first quarter, compared to 1.19% for 2020
•Asset quality, mortgage income and PPP loan activity remain the key drivers to strong performance
•Agreement to acquire Mackinac Financial Corporation announced April 12

Green Bay, Wisconsin, April 20, 2021 - Nicolet Bankshares, Inc. (NASDAQ: NCBS) (“Nicolet”) announced first quarter 2021 net income of $18.2 million and earnings per diluted common share of $1.75, compared to $18.0 million and $1.74 for fourth quarter 2020, and $10.6 million and $0.98 for first quarter 2020, respectively. Annualized quarterly return on average assets was 1.64%, 1.58% and 1.19%, for first quarter 2021, fourth quarter 2020 and first quarter 2020, respectively.

“We are very pleased with the exceptional start to 2021,” said Mike Daniels, President and CEO of Nicolet National Bank. “The main themes from late 2020 continue to drive our earnings - strong mortgage income, improved asset quality, Paycheck Protection Program (“PPP”) loan activity, and expense control - producing $18 million of net income for the third consecutive quarter.”

“Our commercial customer base as a whole has proven to be resilient, entrepreneurial, and focused on being great operators of their businesses. Our bankers have worked hard to build solid relationships, not just for a transaction, but to become a true asset to our customers and to be a partner in finding solutions,” Daniels said. “This combination of great customers and great bankers has led to pristine asset quality metrics, allowing us to lower our loan loss provision to $0.5 million this quarter.”

“In the mortgage and wealth business, our bankers and advisors continue to build on their outstanding reputation because of their willingness to lead proactive, real conversations, especially as the pandemic continues to affect our communities,” Daniels said. “Word-of-mouth referrals determine success in these businesses. We continue to grow because of the trust we earn every day, with every customer.” Secondary mortgage income was $7.2 million for first quarter (compared to $7.8 million and $2.3 million for fourth and first quarters of 2020, respectively), and wealth revenues were $4.6 million (3% and 17% more than fourth and first quarters of 2020, respectively).

“All areas of the bank are performing well because we remain focused on executing a simple yet important purpose: serve our customers, communities, and each other,” said Bob Atwell, Chairman and CEO of Nicolet. “The results of this execution are what shows in the first quarter numbers.”

The timing of Nicolet’s acquisition of Advantage Community Bancshares, Inc. (“Advantage”) on August 21, 2020, at 4% of then pre-merger assets, impacts financial comparisons. At consummation, Advantage added $172 million in assets, $88 million in loans, $1 million in core deposit intangible, $12 million in goodwill, $141 million in deposits and four branches.

Balance Sheet Review
At March 31, 2021, period end assets were $4.5 billion, unchanged from December 31, 2020, with a slight shift in composition. The shift in assets included a $57 million increase in loans (including $43 million from net activity in PPP loans, and $14 million increase in all other loans, mainly commercial) and a $19 million increase in investment securities, offset by a reduction in cash and cash equivalents (down $67 million to $736 million). Total deposits of $3.9 billion at March 31, 2021, were also minimally changed from December 31, 2020, with a decrease of $64 million in brokered deposits (as brokered deposits mature without renewal given our liquid position) substantially offset by a $54 million increase in customer core deposits (aided in part by additional stimulus checks and new PPP funds on deposit). Total capital was $550 million at March 31, 2021, an increase of $11 million since December 31, 2020, mostly due to solid earnings, partly offset by share repurchase activity and unfavorable net fair value investment changes. Nicolet repurchased 56,886 shares at a total cost of $4.1 million, or an average per share cost of $72.10 during first quarter 2021.

During 2020, we originated 2,725 PPP loans totaling $351 million, bearing a 1% contractual rate, and earned a $12.3 million fee. During first quarter 2021, under the latest round of the SBA’s program, Nicolet originated 1,928 PPP loans totaling $145 million and earned a $7.2 million fee. Of the total fees, $5.7 million was accreted into interest in 2020 and $3.4 million was accreted in first quarter 2021. At March 31, 2021, the net carrying value of all PPP loans was $229 million, or 8% of total loans, for a net $43 million increase over year-end 2020. SBA loan forgiveness that started in November 2020 has boosted overall borrower equity in their businesses, meaningfully improving the credit quality of many commercial relationships.

Asset Quality
Nonperforming assets were $13 million at March 31, consisting of $9 million of nonaccrual loans and $4 million of other real estate owned (primarily closed bank branch properties yet to be sold), and representing 0.28% of total assets, unchanged from $13 million or 0.29% at December 31 and down from $16 million or 0.42% at March 31, 2020. Since the prior quarter, the allowance for credit losses-loans increased to $33 million, due to the $0.5 million provision for credit losses recognized and negligible net charge-offs (0.01% of average loans, annualized). At March 31, 2021, the allowance represented 1.15% of total loans, and represented 1.25% of total loans excluding the net carrying value of PPP loans.

Income Statement Review
Net income for first quarter 2021 was $18.2 million, consistent with net income of $18.0 million for fourth quarter 2020 and 73% stronger than net income of $10.6 million for first quarter 2020.

Net interest income was $33.6 million for first quarter 2021, $0.4 million (1%) lower than $34.0 million for fourth quarter 2020, comprised of $1.2 million lower interest income offset by $0.8 million lower interest expense. Higher net interest income from positive rate changes (up $0.6 million) between the sequential quarters was more than offset by lower net interest income from two fewer days (down $0.6 million) and unfavorable volumes (down $0.4 million).

Average interest-earning assets of $4.1 billion were minimally changed from fourth quarter 2020, with lower average loans (down $43 million, mostly from forgiveness on PPP loans outpacing new PPP and other loan growth), offset by growth in investments (up $7 million) and other interest-earning assets (up $34 million, mostly cash). Average interest-bearing liabilities of $2.8 billion increased $20 million (1%) over fourth quarter 2020, comprised of higher core interest-bearing deposits (up $110 million), and lower brokered deposits and other interest-bearing liabilities (down $90 million combined). The mix of average interest-earning assets continues to impact the margin trend most, at 69% loans (comprised of 5% PPP loans earning 7.65% and 64% all other loans earning 4.57%), 13% investments and 18% other interest-earning assets (mostly low-earning cash), compared to fourth quarter 2020 with 70% loans (7% in PPP loans earning 5.26% and 63% all other loans earning 4.71%), 13% investments and 17% other interest-earning assets. The mix of interest-bearing liabilities for first quarter was 98% deposits costing 44bps and 2% all other borrowings costing 2.42%, compared to fourth quarter 2020 with 95% deposits costing 53bps and 5% all other borrowings costing 1.63% (of which over half was very low-cost funding directly related to PPP).

The net interest margin for first quarter 2021 was 3.31%, up 2bps from 3.29% for fourth quarter 2020, as the yield on interest-earning assets declined 5bps (to 3.63%), the cost of funds favorably declined 11bps (to 0.47%), and the contribution from net free funds fell 4bps. Loans yielded 4.80% for first quarter 2021, up 4bps from fourth quarter 2020, with total PPP loans yielding 7.65% (up 239bps over fourth quarter, aided mostly by accelerating fee accretion in line with loan forgiveness), while all other loans earned 4.57% (down 14bps from the prior quarter, pressured by new or renewed loans in the lower rate environment). Investments yielded 1.96%, 19bps lower than fourth quarter 2020, as new funds are invested in the lower rate environment. The cost of funds of 0.47% for first quarter 2021 declined 11bps on a sequential quarter basis, attributable mainly to the timing of prudent pricing actions on core interest-bearing deposits (down 8bps to 0.31% for first quarter 2021).

Noninterest income was $17.1 million for first quarter 2021, up $0.2 million (1%) compared to fourth quarter 2020. Excluding net asset gains (losses), noninterest income was $16.4 million, down $1.1 million (6%) from fourth quarter 2020. Net mortgage income of $7.2 million remains strong, though down from the record levels experienced in 2020, on lower sale gains and capitalized gains combined (down $0.4 million or 5%) and net unfavorable fair value marks (down $0.2 million). Trust services fee income and brokerage fee income combined increased $0.1 million (3%) over fourth quarter 2020. Net asset gains were $0.7 million (comprised primarily of market gains on equity securities), compared to net asset losses of $0.6 million in fourth quarter 2020 (mostly from $1.0 million of net losses on branch other real estate owned write-downs, partly offset by $0.4 million of market gains on equity securities). All remaining noninterest income categories combined decreased $0.6 million from fourth quarter 2020 largely due to $0.4 million lower BOLI income.

Noninterest expense of $26.1 million increased $0.7 million (3%) from fourth quarter 2020. Personnel expense decreased slightly ($0.1 million or 1%) from fourth quarter 2020, with a 3% overall increase in base salaries for the new year more than offset by lower non-salary personnel costs combined given timing and pace changes in the new year. All non-personnel expenses combined increased $0.8 million (8%) over fourth quarter 2020, largely due to $0.5 million higher professional costs related to the recently announced acquisition and $0.2 million higher FDIC expense from the larger assessment base.

On April 12, 2021, we entered into a definitive merger agreement with Mackinac Financial Corporation (“Mackinac” (NASDAQ: MFNC)) pursuant to which Mackinac will merge with and into Nicolet, expanding Nicolet prominently into Northern Michigan and the Upper Peninsula of Michigan. Mackinac shareholders will receive fixed consideration of 0.22 shares of Nicolet and $4.64 in cash for each share owned (approximating a 20% cash and 80% stock split), subject to provisions provided for in the merger agreement. At December 31, 2020, Mackinac had total assets of $1.5 billion, loans of $1.1 billion, deposits of $1.3 billion and equity of $168 million. The merger is expected to close in the third quarter of 2021, subject to customary closing conditions, including approval by regulators and shareholders of both Mackinac and Nicolet.

“We are committed to realizing the promise of the acquisition of Mackinac Financial Corporation, which is to come together as a strong, people-driven, local community bank,” said Daniels. “Our team is assembled and using their experience to help create a seamless integration. We understand that, at this point, we will be judged by our actions, not our words. It’s time to deliver, and I am confident that our team will do exactly that,” concluded Daniels.

About Nicolet Bankshares, Inc.
Nicolet Bankshares, Inc. is the bank holding company of Nicolet National Bank, a growing, full-service, community bank providing services ranging from commercial and consumer banking to wealth management and retirement plan services. Founded in Green Bay in 2000, Nicolet National Bank operates branches in Northeast and Central Wisconsin and the upper peninsula of Michigan. More information can be found at www.nicoletbank.com.

Forward Looking Statements “Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995
Certain statements contained in this communication, which are not statements of historical fact, constitute forward-looking statements within the meaning of the federal securities law. Such statements include, but are not limited to, statements about Nicolet’s business plans, objectives, expectations and intentions, as well as certain plans, expectations, goals, projections and benefits relating to the proposed merger between Nicolet and Mackinac, all of which are subject to numerous assumptions, risks and uncertainties. Words or phrases such as “anticipate,” “believe,” “aim,” “can,” “conclude,” “continue,” “could,” “estimate,” “expect,” “foresee,” “goal,” “intend,” “may,” “might,” “outlook,” “possible,” “plan,” “predict,” “project,” “potential,” “seek,” “should,” “target,” “will,” “will likely,” “would,” or the negative of these terms or other comparable terminology, as well as similar expressions, are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements are not historical facts but instead express only management’s beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of management’s control. It is possible that actual results and outcomes may differ, possibly materially, from the anticipated results or outcomes indicated in these forward-looking statements. In addition to factors disclosed in reports filed by Nicolet with the SEC, risks and uncertainties, including but not limited to risks and uncertainties for Nicolet, Mackinac and the combined company with respect to the proposed merger, that may cause actual results or outcomes to differ materially from those anticipated include, but are not limited to: (1) the possibility that any of the anticipated benefits of the proposed merger will not be realized or will not be realized within the expected time period; (2) the risk that integration of Mackinac’s operations with those of Nicolet will be materially delayed or will be more costly or difficult than expected; (3) the parties’ inability to meet expectations regarding the timing of the proposed merger; (4) changes to tax legislation and their potential effects on the accounting for the merger; (5) the inability to complete the proposed merger due to the failure of Nicolet’s or Mackinac’s shareholders to adopt the Merger Agreement; (6) the failure to satisfy other conditions to completion of the proposed merger, including receipt of required regulatory and other approvals; (7) the failure of the proposed merger to close for any other reason; (8) diversion of management’s attention from ongoing business operations and opportunities due to the proposed merger; (9) the challenges of integrating and retaining key employees; (10) the effect of the announcement of the proposed merger on Nicolet’s, Mackinac’s or the combined company’s respective customer and employee relationships and operating results; (11) the possibility that the proposed merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (12) dilution caused by Nicolet’s issuance of additional shares of Nicolet common stock in connection with the merger; (13) the magnitude and duration of the COVID pandemic and its impact on the global economy and financial market conditions and the business, results of operations and financial condition of Nicolet, Mackinac and the combined company; (14) changes in consumer demand for financial services; and (15) general competitive, economic, political and market conditions and fluctuations. Please refer to Nicolet’s Annual Report on Form 10-K for the year ended December 31, 2020, as well as its other filings with the SEC, for a more detailed discussion of risks, uncertainties and factors that could cause actual results to differ from those discussed in the forward-looking statements.

The COVID pandemic is adversely affecting us, our customers, counterparties, employees, and third-party service providers, and the ultimate extent of the impacts on our business, financial position, results of operations, liquidity, and prospects is uncertain. Continued deterioration in general business and economic conditions or turbulence in domestic financial markets could adversely affect Nicolet’s revenues and the values of its assets and liabilities, lead to a tightening of credit, and increase stock price volatility. In addition, the COVID pandemic may result in changes to statutes, regulations, or regulatory policies or practices that could affect Nicolet in substantial and unpredictable ways.

All forward-looking statements included in this communication are made as of the date hereof and are based on information available to management at that time. Except as required by law, Nicolet does not assume any obligation to update any forward-looking statement to reflect events or circumstances that occur after the date the forward-looking statements were made.

Important Information and Where to Find It
This communication relates to the proposed merger transaction involving Nicolet and Mackinac. In connection with the proposed merger, Nicolet and Mackinac will file a joint proxy statement/prospectus on Form S-4 and other relevant documents concerning the merger with the Securities and Exchange Commission (the “SEC”). BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT NICOLET, MACKINAC AND THE PROPOSED MERGER. When available, the joint proxy statement/prospectus will be delivered to shareholders of Nicolet and Mackinac. Investors may obtain copies of the joint proxy statement/prospectus and other relevant documents (as they become available) free of charge at the SEC’s website (www.sec.gov). Copies of the documents filed with the SEC by Nicolet will be available free of charge on Nicolet’s website at www.nicoletbank.com. Copies of the documents filed with the SEC by Mackinac will be available free of charge on Mackinac’s website at www.bankmbank.com.

Nicolet, Mackinac and certain of their directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Nicolet and the shareholders of Mackinac in connection with the proposed merger. Information about the directors and executive officers of Nicolet and Mackinac will be included in the joint proxy statement/prospectus for the proposed transaction filed with the SEC. Information about the directors and executive officers of Nicolet is also included in the proxy statement for its 2021 annual meeting of shareholders, which was filed with the SEC on March 2, 2021. Information about the directors and executive officers of Mackinac is also included in the proxy statement for its 2020 annual meeting of shareholders, which was filed with the SEC on April 22, 2020. Additional information regarding the interests of such participants and other persons who may be deemed participants in the transaction will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

No Offer or Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Nicolet Bankshares, Inc.
Consolidated Financial Summary (Unaudited)
	At or for the Three Months Ended
(In thousands, except per share data)	03/31/2021	12/31/2020	09/30/2020	06/30/2020	03/31/2020
Results of operations:
Interest income	$36,876	$38,037	$37,270	$36,892	$37,003
Interest expense	3,235	4,019	4,710	5,395	5,740
Net interest income	33,641	34,018	32,560	31,497	31,263
Provision for credit losses	500	1,300	3,000	3,000	3,000
Net interest income after provision for credit losses	33,141	32,718	29,560	28,497	28,263
Noninterest income	17,126	16,879	18,691	17,471	9,585
Noninterest expense	26,081	25,367	23,685	27,813	23,854
Income before income tax expense	24,186	24,230	24,566	18,155	13,994
Income tax expense	5,947	6,145	6,434	4,576	3,321
Net income	18,239	18,085	18,132	13,579	10,673
Net income attributable to noncontrolling interest	—	98	30	101	118
Net income attributable to Nicolet Bankshares, Inc.	$18,239	$17,987	$18,102	$13,478	$10,555
Earnings per common share:
Basic	$1.82	$1.79	$1.75	$1.29	$1.00
Diluted	$1.75	$1.74	$1.72	$1.28	$0.98
Common Shares:
Basic weighted average	9,998	10,074	10,349	10,417	10,516
Diluted weighted average	10,403	10,350	10,499	10,520	10,801
Outstanding	9,988	10,011	10,196	10,424	10,408
Noninterest Income:
Trust services fee income	$1,775	$1,746	$1,628	$1,510	$1,579
Brokerage fee income	2,793	2,673	2,489	2,269	2,322
Mortgage income, net	7,230	7,842	9,675	9,963	2,327
Service charges on deposit accounts	1,091	1,133	1,037	813	1,225
Card interchange income	1,927	1,922	1,877	1,637	1,562
BOLI income	527	936	531	540	703
Other noninterest income	1,072	1,247	1,237	1,487	521
Noninterest income without net gains	16,415	17,499	18,474	18,219	10,239
Asset gains (losses), net	711	(620)	217	(748)	(654)
Total noninterest income	$17,126	$16,879	$18,691	$17,471	$9,585
Noninterest Expense:
Personnel expense	$15,116	$15,244	$14,072	$14,482	$13,323
Occupancy, equipment and office	4,137	4,102	4,051	4,361	4,204
Business development and marketing	989	713	810	2,514	1,359
Data processing	2,658	3,074	2,658	2,399	2,563
Intangibles amortization	852	860	834	880	993
Other noninterest expense	2,329	1,374	1,260	3,177	1,412
Total noninterest expense	$26,081	$25,367	$23,685	$27,813	$23,854
Period-End Balances:
Total loans	$2,846,351	$2,789,101	$2,908,793	$2,821,501	$2,607,424
PPP loans	229,403	186,016	335,236	329,157	—
Total loans, ex. PPP loans	2,616,948	2,603,085	2,573,557	2,492,344	2,607,424
Allowance for credit losses - loans	32,626	32,173	31,388	29,130	26,202
Securities available for sale, at fair value	558,229	539,337	535,351	510,809	511,860
Cash and cash equivalents	735,854	802,859	853,564	822,684	241,960
Goodwill and other intangibles, net	174,501	175,353	176,213	164,094	164,974
Total assets	4,543,804	4,551,789	4,706,375	4,541,228	3,732,554
Deposits	3,900,594	3,910,399	3,712,808	3,537,805	3,023,466
Stockholders’ equity	550,046	539,189	538,068	532,033	510,971
Book value per common share	55.07	53.86	52.77	51.04	49.09
Tangible book value per common share (1)	37.60	36.34	35.49	35.30	33.24

Nicolet Bankshares, Inc.
Consolidated Financial Summary (Unaudited) - Continued
	At or for the Three Months Ended
(In thousands, except per share data)	03/31/2021	12/31/2020	9/30/2020	6/30/2020	3/31/2020
Average Balances:
Loans	$2,825,664	$2,868,827	$2,871,256	$2,823,866	$2,584,584
Investment securities	528,342	520,867	496,153	489,597	453,820
Interest-earning assets	4,089,603	4,091,460	4,216,106	3,917,499	3,167,505
Cash and cash equivalents	750,075	714,031	864,295	614,034	139,768
Goodwill and other intangibles, net	174,825	175,678	169,353	164,564	165,532
Total assets	4,514,927	4,515,226	4,633,359	4,310,088	3,555,144
Deposits	3,875,205	3,793,430	3,636,260	3,403,188	2,920,071
Interest-bearing liabilities	2,764,232	2,744,578	2,933,737	2,741,199	2,218,592
Stockholders’ equity	544,541	537,920	537,826	520,177	513,558
Selected Financial Ratios: (2)
Return on average assets	1.64%	1.58%	1.55%	1.26%	1.19%
Return on average common equity	13.58	13.30	13.39	10.42	8.27
Return on average tangible common equity (1)	20.01	19.75	19.54	15.24	12.20
Average equity to average assets	12.06	11.91	11.61	12.07	14.45
Stockholders’ equity to assets	12.11	11.85	11.43	11.72	13.69
Tangible common equity to tangible assets (1)	8.60	8.31	7.99	8.41	9.70
Net interest margin	3.31	3.29	3.06	3.21	3.94
Efficiency ratio	51.84	48.99	46.18	55.69	57.16
Effective tax rate	24.59	25.36	26.19	25.21	23.73
Selected Asset Quality Information:
Nonaccrual loans	$8,965	$9,455	10,997	$11,998	$14,769
Other real estate owned	3,797	3,608	1,000	1,000	1,000
Nonperforming assets	$12,762	$13,063	$11,997	$12,998	$15,769
Net loan charge-offs (recoveries)	$47	$515	$743	$71	$55
Allowance for credit losses-loans to loans	1.15%	1.15%	1.08%	1.03%	1.00%
Net loan charge-offs to average loans (2)	0.01	0.07	0.10	0.01	0.01
Nonperforming loans to total loans	0.31	0.34	0.38	0.43	0.57
Nonperforming assets to total assets	0.28	0.29	0.25	0.29	0.42
Selected Other Information:
Tax-equivalent adjustment net interest income	$252	$260	$249	$229	$231
Tax benefit on stock-based compensation	$(234)	$(77)	$(14)	$(24)	$(323)
Common stock repurchased (dollars) (3)	$4,102	$12,909	$13,732	$—	$13,903
Common stock repurchased (full shares) (3)	56,886	205,001	234,914	—	206,833
1The ratios of tangible book value per common share, return on average tangible common equity, and tangible common equity to tangible assets exclude goodwill and other intangibles, net. These financial ratios have been included as they are considered to be critical metrics with which to analyze and evaluate financial condition and capital strength.
2Income statement-related ratios for partial-year periods are annualized.
3Reflects common stock repurchased under board of director authorizations for the common stock repurchase program.

Nicolet Bankshares, Inc.
Net Interest Income and Net Interest Margin Analysis (Unaudited)

	At or for the Three Months Ended
	March 31, 2021			December 31, 2020			March 31, 2020
	Average		Average	Average		Average	Average		Average
(In thousands)	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate
ASSETS
PPP loans	$206,498	$3,951	7.65%	$282,736	$3,799	5.26%	$—	$—	—%
Total loans ex PPP	2,619,166	29,934	4.57%	2,586,091	31,005	4.71%	2,584,584	33,808	5.19%
Total loans (1) (2)	2,825,664	33,885	4.80%	2,868,827	34,804	4.76%	2,584,584	33,808	5.19%
Investment securities (2)	528,342	2,588	1.96%	520,867	2,799	2.15%	453,820	2,764	2.44%
Other interest-earning assets	735,597	655	0.36%	701,766	694	0.39%	129,101	662	2.04%
Total interest-earning assets	4,089,603	$37,128	3.63%	4,091,460	$38,297	3.68%	3,167,505	$37,234	4.66%
Other assets, net	425,324			423,766			387,639
Total assets	$4,514,927			$4,515,226			$3,555,144
LIABILITIES AND STOCKHOLDERS' EQUITY
Interest-bearing core deposits	$2,395,948	$1,841	0.31%	$2,285,858	$2,269	0.39%	$1,975,145	$4,182	0.85%
Brokered deposits	316,589	1,081	1.38%	320,237	1,176	1.46%	158,068	775	1.97%
Total interest-bearing deposits	2,712,537	2,922	0.44%	2,606,095	3,445	0.53%	2,133,213	4,957	0.93%
PPPLF	—	—	0.00%	72,582	64	0.35%	—	—	0.00%
Other interest-bearing liabilities	51,695	313	2.42%	65,901	510	3.04%	85,379	783	3.64%
Total interest-bearing liabilities	2,764,232	$3,235	0.47%	2,744,578	$4,019	0.58%	2,218,592	$5,740	1.04%
Noninterest-bearing demand deposits	1,162,668			1,187,335			786,858
Other liabilities	43,486			45,393			36,136
Stockholders' equity	544,541			537,920			513,558
Total liabilities and stockholders' equity	$4,514,927			$4,515,226			$3,555,144
Net interest income and rate spread		$33,893	3.16%		$34,278	3.10%		$31,494	3.62%
Net interest margin			3.31%			3.29%			3.94%

(1) Nonaccrual loans and loans held for sale are included in the daily average loan balances outstanding.
(2) The yield on tax-exempt loans and tax-exempt investment securities is computed on a tax-equivalent basis using a federal tax rate of 21%, and adjusted for the disallowance of interest expense.